January 30, 2026

Paul Andre Huet
Chief Executive Officer
Americas Gold and Silver Corporation
145 King Street West, Suite 2870
Toronto, Ontario, Canada
M5H 1J8

       Re: Americas Gold and Silver Corporation
           Registration Statement on Form F-3
           Filed January 23, 2026
           File No. 333-292931
Dear Paul Andre Huet:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Richard Raymer, Esq.